Shearman & Sterling LLP

800 Capitol, Suite 2200

Houston, Texas 77002

+1.713.354.4900

November 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

Re:	EQONEX Limited
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed August 15, 2022
File No. 001-39600

Dear Mr. Field:

On behalf of EQONEX Limited (f/k/a Diginex Limited) (the “Company”), we are providing this response letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated October 19, 2022 (the “Comment Letter”) regarding the Company’s Form 20-F filing (the “Form 20-F”), which was originally filed with the Commission on August 15, 2022.

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Item 3. Key Information, Page 6

1.	We note your response to comment 2, your proposed new risk factor to be included in future Form 20-F filings and reissue. Please amend your disclosure to describe how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether or not any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors, as well as the source of any such limitations. State whether or not you have established cash management policies relating to the transfer of funds through your organization and describe them, as applicable. Lastly, please amend your disclosure to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. In this regard, we note that the proposed new risk factor only addressed limited portions of comment 2 and was presented as a standalone risk factor versus as an introduction to Item 3. Please supplementally provide us with your proposed revised disclosure which addresses the full comment.

Response: In response to the Staff’s comment, the Company will provide the following disclosure as an introductory paragraph to Item 3:

Cash generated by our subsidiaries, including our subsidiary in Hong Kong, is reinvested in the operations of the subsidiary that generates the cash. The majority of Eqonex’s cash is held in Singapore. As of March 31, 2022, of the $4.9 million of cash and cash equivalents held by Eqonex and our subsidiaries, $2.6 million is held by Eqonex. We transfer cash from Eqonex to our Hong Kong subsidiary on an as-needed basis to fund current working capital needs. During the year ended March 31, 2022, on an as needed basis, approximately $50.8 million was transferred from Eqonex to our Hong Kong subsidiary and approximately $16.0 million was transferred from our Hong Kong subsidiary to our other subsidiaries located in other countries, i.e., Singapore, UK and Germany. Neither Eqonex nor any of our subsidiaries have declared any dividends since April 2021, and we currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay cash dividends in the foreseeable future but will review this policy as circumstances dictate. Eqonex is not aware of any limitations on the ability of our subsidiaries to transfer funds to Eqonex in the form of cash dividends, loans or advances or vice versa. Eqonex is also not aware of any limitations that restrict the transfer of funds between our subsidiaries or limitations on our ability to transfer cash to our investors. We have not established formal cash management policies, but we regularly monitor our cash position and adjust our cash position at our holding company and at each subsidiary in light of changes in economic conditions and current working capital needs. To the extent cash or assets in our business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

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We thank you for your prompt attention to this submission. We hope the foregoing answers are responsive to your comments. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (713) 354-4845.

Very truly yours,

/s/ Emily Leitch

cc:	Paul Ewing, Chief Financial Officer, EQONEX Limited